

February 27, 2012

Via E-mail
Mr. Randy Snyder
Chief Executive Officer
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

   RE: **Wesco Aircraft Holdings, Inc.**
      Form 10-K for the Fiscal Year Ended September 30, 2011
      Filed December 5, 2011
      File No. 001-35253

Dear Mr. Snyder:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results….., page 37

Liquidity and Capital Resources, page 51

1. We note from page 92 that foreign sales accounted for 15% of total sales. Since your foreign operations appear material, please disclose in future filings the following:
   - The amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries as compared to your total amount of cash and cash equivalents.
   - Quantify the amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.09

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Inventories, page 16

2. On page 15 you disclose that inventory excess and obsolescence write-downs, among other things, collectively was approximately 5.8% of your total cost of sales for the three month period ended December 31, 2011 as compared to 4.1% for the year ended September 30, 2011. We understand that inventory items which have relatively little or no sales in over a year carry an inherently greater risk of impairment than items with substantial current sales activity. The existing disclosure does not enable a reader to know whether a material portion of your inventory balance is comprised of such slow-moving items and consequently a reader cannot fully assess the magnitude of this risk. Given that inventory accounted for 38% of total assets as of December 31, 2011 and your disclosure on page 19 of your Form 10-K that lead times can range up to 2 years, please tell us and disclose in future filings the dollar amount of inventory as of the latest balance sheet date that is comprised of units for which there have been no sales in the prior 12 months. Furthermore, in future filings please provide disclosure that includes a balanced discussion of the positive and negative factors you considered when evaluating the recoverability of these slow-moving items. Absent such disclosure, there is a concern that readers may not fully understand the known factors which impact your critical inventory accounting estimates and the likelihood of material impairment charges in the future." Refer to Financial Reporting Codification 501.04 and .14 for guidance.

Form 8-K filed January 26, 2012

Fiscal 2012 First Quarter Results, page 1

3. Your discussion under the heading "Highlights" and of your first quarter results for 2012 provide a discussion of Adjusted EBITDA, which appears to have been given more prominence to your non-GAAP measure than your actual U.S. GAAP results. In future filings please give equal prominence to your U.S. GAAP results. Refer to paragraph (a)(1) of Regulation G for guidance.

4. You state on page 3 that you believe your non-GAAP measures are used to enhance investors' understanding of your operating performance and cash flow. If you your non-GAAP measures are utilized as a liquidity measure please reconcile your non-GAAP measures to the most comparable U.S. GAAP measure (i.e. operating cash flows). Refer to paragraph (a)(2) of Regulation G for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief